CARDERO RESOURCE CORP.
(An Exploration Stage Company)

Audited Consolidated Financial Statements
(Expressed in Canadian Dollars)

October 31, 2012 and 2011

Corporate Head Office

Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3
Tel: 604-408-7488

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on its financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.

As required by Section 404 of the Sarbanes Oxley Act of 2002 and National Instrument 52-109, management has conducted an evaluation of the Company's internal control over financial reporting. The evaluation is based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness in the Company’s internal control over financial reporting.

As at October 31, 2012 the Company did not maintain effective control over the period end financial reporting process. Specifically, the Company did not maintain effective control over the application of IFRS to its investment transactions. This control deficiency resulted in a material audit adjustment to net loss, other comprehensive loss, and the related disclosures in the Company’s consolidated financial statements for the year ended October 31, 2012. Unless remediated, this control deficiency could result in a material misstatement to net loss, other comprehensive loss, and note disclosure that would result in a material misstatement of the Company’s consolidated financial statements that would not be prevented or detected.

Because of the material weakness, management has concluded that the Company's internal control over financial reporting was not effective as at October 31, 2012.

PricewaterhouseCoopers LLP, an independent registered public accounting firm has issued an attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting as at October 31, 2012.

“Michael Hunter”	“Blaine Bailey”
Michael Hunter,	Blaine Bailey,
President & Chief Executive Officer	Chief Financial Officer

January 28, 2013
Vancouver, Canada

January 28, 2013

Independent Auditor’s Report

To the Shareholders of Cardero Resource Corp.

We have completed an integrated audit of Cardero Resource Corp.’s and its subsidiaries (the “Company”) October 31, 2012 consolidated financial statements and their internal control over financial reporting as at October 31, 2012 and an audit of their October 31, 2011 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Cardero Resource Corp. and its subsidiaries, which comprise the consolidated statement of financial position as at October 31, 2012, October 31, 2011 and November 1, 2010 and the consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for the years ended October 31, 2012 and 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cardero Resource Corp. and its subsidiaries as at October 31, 2012, October 31, 2011 and November 1, 2010 and their financial performance and their cash flows for the years ended October 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which discloses conditions that indicate the existence of a material uncertainty that casts substantial doubt about the ability of Cardero Resource Corp. to continue as a going concern.

Report on internal control over financial reporting

We have also audited Cardero Resource Corp.’s and its subsidiaries’ internal control over financial reporting as at October 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

2

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Cardero Resource Corp. did not maintain, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to evaluating the accounting implications of investment transactions existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management’s Report on Internal Control Over Financial Reporting. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the October 31, 2012 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

3

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2012

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	October 31	October 31	November 1
	2012	2011	2010
		(note 15)	(note 15)
ASSETS
Current
Cash and cash equivalents	$2,142,499	$5,985,634	$52,264,003
Accounts receivable	5,612,772	1,434,077	267,431
Due from related parties (note 10)	523,612	1,239,043	1,361,550
Loan receivable (note 10(e))	-	8,580,096	-
Prepaid expenses	597,561	356,191	335,493

Total Current Assets	8,876,444	17,595,041	54,228,477

Property, Plant and Equipment (note 4)	1,412,763	918,206	197,737
Equity Investment (note 6)	-	-	5,236,540
Investments (note 5)	2,571,811	32,551,104	62,765,750
Exploration and Evaluation Advances	262,500	810,100	-
Exploration and Evaluation Assets (notes 3 and 7)	88,323,788	56,488,888	15,796,105
Deposits (note 8)	4,854,136	115,000	-

Total Assets	$106,301,442	$108,478,339	$138,224,609

LIABILITIES
Current
Accounts payable and accrued liabilities	$8,794,157	$4,038,261	$832,087
Income tax payable	-	-	26,847,314
	8,794,157	4,038,261	27,679,401

Lease obligation	280,606	-	-

Total Liabilities	9,074,763	4,038,261	27,679,401

SHAREHOLDERS’ EQUITY
Share Capital (notes 3 and 9)	117,070,689	107,237,122	69,890,947
Contributed Surplus	22,278,360	19,775,985	14,726,585
Accumulated Other Comprehensive Income	(166,363)	7,788,879	31,140,707
Deficit	(41,956,007)	(30,361,908)	(5,213,031)

Total Shareholders’ Equity	97,226,679	104,440,078	110,545,208

Total Liabilities and Shareholders’ Equity	$106,301,442	$108,478,339	$138,224,609

Subsequent Events (note 17)
Going Concern (note 1)

Approved on behalf of the Board:

“Hendrik Van Alphen”	“Michael Hunter”
Hendrik Van Alphen, Director	Michael Hunter, Director

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Loss
(Expressed in Canadian Dollars)
Years Ended October 31

	2012	2011
		(note 15)

Administrative Expenses
Bad debts	132,245	-
Consulting fees (notes 9 and 10)	1,071,977	1,324,798
Corporate development	368,112	606,239
Depreciation	349,544	244,935
Insurance	109,318	108,928
Investor relations (note 9)	429,302	650,779
Office costs	970,157	736,844
Professional fees (notes 9 and 10)	1,806,456	977,197
Property evaluations	603,819	3,610,508
Regulatory and transfer agent fees	237,972	221,064
Salaries and benefits (notes 9 and 10)	5,419,163	4,286,210
Travel	769,827	225,639

Loss Before Other Items and Income Taxes	(12,267,892)	(12,993,141)

Other Items
Other income	40,143	-
Foreign exchange gain (loss)	(94,484)	984,660
Interest income, net of bank charges (note 10(d))	149,434	1,659,273
Realized gain on available-for-sale investments (note 5)	9,486,396	14,245,612
Unrealized loss on derivative investment (note 5)	(754,917)	(3,252,256)
Unrealized gain loss on fair value through profit or loss investment (note 5)	(80,462)	(59,500)
Impairment losses on available-for-sale investments (note 5)	(3,687,101)	(11,335,318)
Impairment losses on Due from related parties	(1,112,726)	-
Write-off exploration and evaluation assets	(3,554,667)	(12,206,614)
Gain on loan settlement (note 10(e))	1,368,953	-
Gain on the reclassification of investments from equity investments to resource related investments (note 6(a))	-	3,019,523
Loss on equity investments (note 6)	-	(793,194)

	1,760,569	(7,737,814)

Loss Before Income Taxes	(10,507,323)	(20,730,955)

Income Taxes
Current expense	-	(859,159)
Deferred expense	(1,086,776)	(3,558,763)

	(1,086,776)	(4,417,922)

Net Loss for Year	(11,594,099)	(25,148,877)

Basic and Diluted Loss Per Share	$(0.13)	$(0.36)

Weighted Average Number of Shares Outstanding	91,537,423	68,988,456

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
Years Ended October 31

	2012	2011
		(note 15)
Net Loss for Year	$(11,594,099)	$(25,148,877)
Other comprehensive income (loss), net of deferred taxes
Exchange differences on translation of foreign operations	(59,733)	(88,920)
Other comprehensive income (loss) on available-for-sale securities	(7,895,509)	(23,262,908)
Other Comprehensive Loss for the Year, net of deferred taxes	(7,955,242)	(23,351,828)
Comprehensive Loss for the Year	$(19,549,341)	$(48,500,705)

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)
	Share Capital				Functional	Available-for-	Total
				Contributed	Currency	Sale	Shareholders’
	Shares	Amount	Deficit	Surplus	Translation	Investments	Equity

Balance, November 1, 2010 (note 15)	58,373,302	$69,890,947	$(5,213,031)	$14,726,585	$-	$31,140,707	$110,545,208

Net loss for the year	-	-	(25,148,877)	-	-	-	(25,148,877)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	(7,220,449)	(7,220,449)
Transfer to income of realized gain on sale investments	-	-	-	-	-	(10,035,525)	(10,035,525)
Transfer to income for impairment losses on investments						(6,006,934)	(6,006,934)
Functional currency translation	-	-	-	-	(88,920)	-	(88,920)
Shares issued for cash
Exercise options	840,000	1,026,150	-	-	-	-	1,026,150
Exercise warrants	443,800	171,718	-	-	-	-	171,718
Shares issued for non-cash
Reclassification of contributed surplus on exercise of options	-	556,406	-	(556,406)	-	-	-
Reclassification of contributed surplus on exercise of warrants	-	496,398	-	(496,398)	-	-	-
Acquisition of Coalhunter (note 3)	23,397,002	35,095,503	-	4,354,140	-	-	39,449,643
Share-based payments	-	-	-	1,748,064	-	-	1,748,064

Balance, October 31, 2011 (note 15)	83,054,104	107,237,122	(30,361,908)	19,775,985	(88,920)	7,877,799	104,440,078

Net loss for the year	-	-	(11,594,099)	-	-	-	(11,594,099)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	(17,710)	(17,710)
Transfer to income of realized gain on sale of investments	-	-	-	-	-	(7,877,799)	(7,877,799)
Transfer to income for impairment losses on investments
Functional currency translations	-	-	-	-	(59,733)	-	(59,733)
Shares issued for cash	8,029,750	7,628,263	-	-	-	-	7,628,263
Private placement	-	(699,257)	-	699,257	-	-	-
Allocation of proceeds to warrants	-	-	-	-	-	-	-
Exercise warrants	1,332,600	457,219	-	-	-	-	457,219
Shares issued for non-cash
Property acquisition (note 7(e))	1,000,000	900,000	-	-	-	-	900,000
Reclassification of contributed surplus on exercise of warrants	-	1,547,342	-	(1,547,342)	-	-	-
Share-based payments	-	-	-	3,350,460	-	-	3,350,460

Balance, October 31, 2012	93,416,454	$117,070,689	$(41,956,007)	$22,278,360	$(148,653)	$(17,710)	$97,226,679

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Years ended October 31

	2012	2011
		(note 15)
Operating Activities
Net loss for the year	$(11,594,099)	$(25,148,877)
Items not involving cash
Bad debts	132,245	-
Depreciation	349,544	244,935
Share-based payments (note 9)	3,350,460	1,301,935
Realized gain on sale of available-for-sale investments (note 5)	(9,486,396)	(14,245,612)
Impairment losses on available-for-sale investments (note 5)	3,687,101	11,335,318
Impairment losses on due from related parties (note 10 (c) )	1,112,726	-
Unrealized gain on fair value through profit or loss investment (note 5)	80,462	59,500
Write-off of exploration and evaluation assets	3,554,667	12,206,614
Amortization of fair value of warrants to interest income	-	(1,287,909)
Gain on loan settlement (note 10)	(1,368,953)	-
Gain on the reclassification of investments from equity investments to resource related investments (note 6(a))	-	(3,019,523)
Loss on equity investments (note 6)	-	793,194
Unrealized gain on derivative investments (note 5)	754,917	3,252,256
Deferred income taxes expense	1,086,776	3,558,763
Unrealized foreign exchange gain	-	(1,245,680)
Foreign exchange loss on cash	(4,607)	1,369,756
Changes in non-cash working capital items
Prepaid expenses	(241,370)	(15,532)
Accounts payable and accrued liabilities	136,329	(163,112)
Income taxes payable	-	(25,601,634)

Cash Used in Operating Activities	(8,450,198)	(36,605,608)

Investing Activities
Acquisition of Coalhunter (note 3)	-	1,806,655
Expenditures on exploration and evaluation assets	(28,614,484)	(6,187,340)
Increase in deposits (note 8)	(4,739,136)	(110,000)
Proceeds from sale of investments	31,300,914	12,250,273
Purchase of investments	(262,113)	(3,840,625)
Purchase of equity investments	-	(3,882,443)
Purchase of property, plant and equipment	(576,726)	(771,028)
Loan receivable	4,886,633	(8,580,096)
Accounts receivable	(5,080,819)	(308,776)
Due from related parties	(397,295)	122,507

Cash Used in Investing Activities	(3,483,026)	(9,500,873)

Financing Activities
Proceeds from shares issued, net of issuance costs	8,085,482	1,197,868

Cash Provided by Financing Activities	8,085,482	1,197,868

Effect of Foreign Exchange on Cash	4,607	(1,369,756)

Decrease in Cash and Cash Equivalents	(3,843,135)	(46,278,369)
Cash and Cash Equivalents, Beginning of the Year	5,985,634	52,264,003
Cash and Cash Equivalents, End of the Year	$2,142,499	$5,985,634

Supplemental cash flow information (note 16)

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

1.	NATURE OF OPERATIONS AND GOING CONCERN

Cardero Resource Corp. (“Cardero” or the “Company”) and its subsidiaries are engaged in the exploration of mineral properties, primarily in Canada, United States, Ghana, Peru, Mexico and Argentina. The Company considers itself to be an exploration stage company.

The Company is a public company with shares listed on the TSX Exchange, the NYSE MKT and the Frankfurt Stock Exchange. The head office, principal address and records office of the Company are located at 1177 West Hastings Street, Suite 2300, Vancouver, British Columbia, Canada, V6E 2K3.

Going Concern

While these consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that raise substantial doubt on the validity of that assumption. During the year ended October 31, 2012, the Company had a loss of $11,594,099, as at October 31, 2012 has an accumulated deficit of $41,956,007 and has a working capital $82,287. The Company will require additional funding to maintain its ongoing exploration programs and property commitments and for administrative purposes.

While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the Company’s exploration properties and its permitting application, the state of international debt and equity markets, investor perceptions and expectations and the global financial and iron ore and metallurgical coal markets. The Company anticipates that it will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration. There can be no assurance the Company will be successful in this endeavour.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The Canadian Institute of Chartered Accountants Handbook was revised in 2010 to incorporate International Financial Reporting Standards (“IFRS”) and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. The Company has commenced reporting on this basis in these consolidated financial statements.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS 1 First-Time Adoption of International Financial Reporting Standards, has been applied. Subject to certain transition elections disclosed in note 15, the Company has consistently applied the same accounting policies in its opening IFRS Statement of Financial Position as at November 1, 2010 and retroactively to all periods presented, as if the policies had always been in effect.

Note 15 discloses the impact of the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS on the Company’s reported financial position, operating results and cash flows, including the nature and effect of significant changes in accounting policies from those used in its consolidated financial statements for year ended October 31, 2011.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(a)	Basis of presentation (Continued)

IFRS 1, which governs the first-time adoption of IFRS, generally requires accounting policies to be applied retrospectively to determine the opening Statement of Financial Position on the Company’s transition date of November 1, 2010 and allows certain exemptions on transition to IFRS. The elections adopted by the Company have been disclosed in note 15.

The Board of Directors approved the consolidated financial statements on January 28, 2013.

	(b)	Basis of consolidation

These consolidated financial statements include the accounts of Cardero Resource Corp. (“Cardero”) and its wholly-owned integrated subsidiaries, Cardero Argentina, S.A. (“Cardero Argentina”), Minerales Y Metales California, S.A. de C.V. (“MMC”), Cardero Iron Ore Company Ltd., Cardero Hierro Del Peru S.A.C. (“Cardero Iron Peru”), Cerro Colorado Development Ltd., Compania Minera Cardero Chile Limitada (“Cardero Chile”), Cardero Iron Ore (USA) Inc. (“Cardero Iron US”), Cardero Iron Ore Management (USA) Inc., Cardero Iron Ore Company (BVI) Ltd., Cardero Hierro Peru (BVI) Ltd., Cardero Coal Ltd. (formerly “Coalhunter Mining Corporation”) (“Cardero Coal”), Cardero Ghana Ltd. (“Cardero Ghana”), Cardero Iron Ore Ghana (BVI) Ltd., Cardero Technologies Ltd., Cardero Intellectual Property Corp., Cardero Licensing Ltd. and Cardero Materials Testing Laboratory Ltd. (collectively, the “Company”). A wholly-owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All significant inter-company transactions and balances have been eliminated.

	(c)	Significant accounting estimates and judgements

The preparation of financial statements requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting year. Actual outcomes could differ from these estimates. These consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting year, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the carrying value and the recoverability of the exploration and evaluation assets, impairment of investments and impairment of due from related parties.

	(d)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less from the date of purchase, that are readily convertible to know amounts of cash, and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(e)	Property, plant and equipment

Recognition and measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Leased asset

Lease which results in the Company receiving substantially all the risks and rewards of ownership is classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Deprecation

Depreciation is recognized in profit or loss at the following annual rates:

Computer equipment	- 30% declining balance basis
Computer software	- 100% declining balance basis
Office equipment	- 20% to 30% declining balance basis
Vehicles	- 20% declining balance basis
Metallurgy lab	- over 5 years on a straight-line basis
Building	- over 10 years on a straight-line basis
Leasehold improvements	- over the term of the lease on a straight-line basis
Leased grader	- over 5 years on a straight-line basis

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(e)	Property, plant and equipment (Continued)

Gains and losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other items in profit or loss.

	(f)	Investments

		i)	Investments over which the Company exercises significant influence are accounted for using the equity method.

ii)

Investments, not including derivatives, are principally classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are reflected in operations.

iii)

Share purchase warrants included in investments are derivative financial instruments and are classified as fair value through profit and loss and, accordingly, unrealized gains or losses, net of applicable income taxes, are included in operations.

The investments are reviewed, on an investment-by-investment basis, quarterly, to consider whether there are any conditions that may indicate that the investments are impaired. When the impairments are identified, in the Company’s assessment, the accumulated unrealized gains or losses are reflected in operations rather than in other comprehensive income. Significant or prolonged decline in its fair value below its cost is objective evidence of impairment

	(g)	Exploration and evaluation assets

All of the Company’s projects are currently in the exploration and evaluation phase.

Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

Exploration and evaluation assets

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation assets are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, geological and geophysical evaluation, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects for the Company, exploration and evaluation assets in respect of that project are deemed to be impaired. As a result, those exploration and evaluation asset costs, in excess of estimated recoveries, are written off to the Statement of Loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Exploration and evaluation assets (Continued)

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and the capitalized costs associated with that mine are re-classified from exploration and evaluation assets as “mines under construction”. Exploration and evaluation assets are also tested for impairment before the assets are transferred to mines under construction.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Impairment of non-current assets

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the statement of operations.

The recoverable amount is the higher of an asset’s “fair value less costs to sell” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Provisions for environmental rehabilitation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and/or internal expertise, and discounted at a risk-free rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgments and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Exploration and evaluation assets (Continued)

Provisions for environmental rehabilitation (Continued)

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected cash flow at a pre-tax risk-free rate that reflects current market assessment of the true value of money. The unwinding of the discount is recognized as a finance cost.

	(h)	Foreign currency translation

The presentation currency of the Company is the Canadian dollar.

The functional currency of each of the parent company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates. The functional currency of Cardero Ghana and Cardero Iron US is US dollars, and for the Company and the other consolidated entities the functional currency is Canadian dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the Statement of Comprehensive Income (Loss) in the year in which they arise.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income (loss) in the Statement of Comprehensive Income (Loss) to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income (loss). Where the nonmonetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Parent and Subsidiary Companies

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

Assets and liabilities are translated at year-end exchange rates prevailing at that reporting date; and Income and expenses are translated at monthly average exchange rates during the year.

Exchange differences arising on translation of such foreign operations are transferred directly to the Group’s exchange difference on translating foreign operations on the Statement of Comprehensive Income (Loss) and are reported as a separate component of shareholders’ equity titled “Cumulative Translation Differences”.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(i)	Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the Consolidated Statement of Comprehensive Income (Loss) over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated Statement of Comprehensive Income (Loss) over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in the consolidated Statement of Comprehensive Income (Loss) over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the consolidated Statement of Comprehensive Income (Loss), unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

	(j)	Share capital

The proceeds from the exercise of stock options and warrants are recorded as share capital. The Company’s shares are classified as equity instruments. Share issue costs on the issue of the Company’s shares are charged directly to share capital.

	(k)	Valuation of equity units issued in private placements

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values using the market trading price and the Black-Scholes option pricing model for the share and warrants, respectively.

	(l)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings (loss) per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(m)	Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income (loss) except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive income (loss).

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

	(n)	Financial instruments

Financial assets

The Company classifies its financial assets in the following categories based on the purpose for which the asset was acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss (“FVTPL”)

A financial asset is classifies as FVTPL if it is classified as held-for-trading or is designated as such upon initial recognition. Financial assets are designated as FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition material transaction costs are recognized in profit or loss as incurred. Financial assets designated as FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Investments in warrants, which form part of resource related investments (note 5) are classified as FVTPL and are accounted for at the fair value.

Transaction costs associated with FVTPL financial assets are expensed as incurred while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity. Investments in shares which from part of resource related investments (note 5) are classified as AFS financial assets.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Financial instruments (Continued)

Financial assets (Continued)

Available-for-sale financial assets (Continued)

Management assesses the carrying value of AFS financial assets for objective evidence that impairment exists each reporting period and any impairment charges are recognized in profit or loss. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in accumulated other comprehensive income are included in profit and loss.

Held-to-maturity

Held-to-maturity financial assets are measured at amortized cost. The Company does not have any financial assets classified as held-to-maturity.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment. Loans and receivables are comprised of cash and cash equivalents, accounts receivable and due from related parties.

Impairment of financial assets

The Company assesses at each reporting date whether a financial asset is impaired.

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in profit or loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from accumulated other comprehensive income (loss) to profit or loss. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit or loss.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Financial instruments (Continued)

Financial liabilities

The Company classifies its financial liabilities in the following categories: other financial liabilities and FVTPL.

Other financial liabilities

Financial liabilities classified as other-financial-liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other-financial-liabilities are subsequently measured at amortized cost using the effective interest method. The Company’s accounts payable and accrued liabilities are classified as other-financial-liabilities.

FVTPL

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the Consolidated Statement of Comprehensive Income (Loss). The Company has not classified any financial liabilities as FVTPL.

	(o)	New accounting pronouncements

The following standards and interpretations have been issued but are not yet effective and have not been early adopted by the Company:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB’s wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 9.

IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 10.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) New accounting policies not yet adopted (Continued)

IFRS 11 Joint Arrangements

IFRS 11 describes the accounting for arrangements in which there is joint control; proportionate consolidation is not permitted for joint ventures (as newly defined). IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 11.

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 12.

IAS 1 Presentation of Financial Statements

IAS 1 amendment requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not. The amendments are effective for annual periods beginning on or after July 1, 2012. The standard will be effective for the Company for the year ended October 31, 2014.

3.	ACQUISITION OF COALHUNTER

On June 1, 2011, the Company completed the acquisition of Coalhunter through a Plan of Arrangement (the “Acquisition”) whereby one Coalhunter common share was exchanged for 0.8 of a common share of the Company. The acquisition resulted in the Company issuing 23,397,002 common shares on the effective date, with a further 5,885,543 common shares reserved for issuance for the exercise of options held by former Coalhunter optionees, the exercise of Coalhunter warrants and pursuant to Coalhunter property acquisition agreements. On completion of the transaction, Coalhunter became a wholly-owned subsidiary of the Company and was renamed Cardero Coal. The Company accounted for the Acquisition using the asset acquisition method as Coalhunter did not represent a business.

The fair value of the common shares of the Company issued in connection with the Acquisition has been determined at $1.50 per share. The fair values of the Company’s share purchase options and warrants issued as replacement options and warrants granted were $2,416,470 and $4,354,140. The Company options vest on December 1, 2011 (25%), June 1, 2012 (25%), and December 1, 2012 (50%). The fair values were calculated using the Black-Scholes pricing model. The fair value of $2,416,470 will be allocated to salaries and benefits over the vesting term. The assumptions used in the calculation are as follows:

	Options	Warrants
Expected life (years)	2.0	2.0
Interest rate	1.45%	1.45%
Volatility (average)	49.89%	52.61%
Dividend yield	0.00%	0.00%

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

3.	ACQUISITION OF COALHUNTER (Continued)

The purchase consideration is comprised of the following:

Total purchase price:
Initial investments in Cardero Coal to acquire a 45.5% interest	$7,205,311
Issuance of 23,397,002 Cardero common shares for 54.5% interest	35,095,503
Fair value of 3,856,400 Cardero warrants as replacement warrants	4,354,140
Transaction costs	922,393
$47,577,347

The fair value of the Cardero Coal assets acquired and liabilities assumed as at the acquisition date were as follows:

Purchase price allocation:
Cash	$2,626,895
Accounts receivable	87,990
Due from Cardero	644,370
Prepaid expenses	5,166
Property, plant and equipment	187,166
Exploration and evaluation advances	166,788
Reclamation deposit	5,000
Exploration and evaluation assets (note 7)	44,320,558
Accounts payable and accrued liabilities	(466,586)
$47,577,347

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

4.	PROPERTY, PLANT AND EQUIPMENT

	Computer
	Equipment
	and	Office		Metallurgy		Leasehold	Mining
	Software	Equipment	Vehicles	Lab	Building	Improvements	Equipment	Total

Cost
Balance, November 1, 2010	$171,624	$99,853	$-	$-	$-	$210,530	$-	$482,007
Additions	207,174	109,084	20,874	508,651	-	134,538	-	980,321
Currency translation adjustments	-	-	-	8,226	-	-	-	8,226

Balance, October 31, 2011	378,798	208,937	20,874	516,877	-	345,068	-	1,470,554
Additions	35,180	98,659	134,563	28,709	231,337	33,116	294,912	856,476
Currency translation adjustments	-	-	-	681	-	-	-	681

Balance, October 31, 2012	$413,978	$307,596	$155,437	$546,267	$231,337	$378,184	$294,912	$2,327,711

Accumulated depreciation
Balance, November 1, 2010	$122,128	$48,402	$-	$-	$-	$113,740	$-	$284,270
Depreciation for the year	87,351	20,428	1,740	102,359	-	55,184	-	267,062
Currency translation adjustments	-	-	-	1,016	-	-	-	1,016

Balance, October 31, 2011	209,479	68,830	1,740	103,375	-	168,924	-	552,348
Depreciation for the year	113,949	35,323	12,872	106,689	17,229	62,628	8,142	356,832
Currency translation adjustments	-	642	1,774	1,403	1,949	-	-	5,768

Balance, October 31, 2012	$323,428	$104,795	$16,386	$211,467	$19,178	$231,552	$8,142	$914,948

Carrying amounts
At November 1, 2010	$49,496	$51,451	$-	$-	$-	$96,790	$-	$197,737
At October 31, 2011	$169,319	$140,107	$19,134	$413,502	$-	$176,144	$-	$918,206
At October 31, 2012	$90,550	$202,801	$139,051	$334,800	$212,159	$146,632	$286,770	$1,412,763

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

5.	INVESTMENTS

	Shares		Warrants
October 31, 2012	Number	Fair Value	Number	Fair Value	Total

Trevali Mining Corporation (“Trevali”)	-	$-	2,074,761	$494,957	$494,957
Wealth Minerals Ltd. (“Wealth”)	5,022,806	577,623	-	-	577,623
Dorato Resources Inc. (“Dorato”)	2,536,000	202,880	-	-	202,880
Indico Resources Ltd. (“Indico”)	50,000	11,000	-	-	11,000
Balmoral Resources Ltd. (“Balmoral”)	240,000	223,200	-	-	223,200
Abzu Gold Inc. (“Abzu Gold”)	9,234,007	923,401	-	-	923,401
Artha Resources Corporation (“Artha”)	2,150,000	96,750	-	-	96,750
Ethos Capital Corp.(“Ethos”)	150,000	42,000	-	-	42,000
		$2,076,854		$494,957	$2,571,811

	Shares		Warrants
October 31, 2011	Number	Fair Value	Number	Fair Value	Total
	Note 15		Note 15
International Tower Hill Mines Ltd. (“ITH”)	3,053,933	$15,330,744	-	$-	$15,330,744
Trevali	11,159,432	10,043,489	4,533,572	506,635	10,550,124
Wealth	5,022,806	1,029,675	-	-	1,029,675
Dorato	2,536,000	304,320	-	-	304,320
Indico	50,000	11,000	-	-	11,000
Balmoral	240,000	235,200	-	-	235,200
Corvus Gold Inc. (“Corvus”)	1,655,711	1,043,098	-	-	1,043,098
Abzu Gold	8,934,007	3,841,623	3,782,000	37,820	3,879,443
Ethos	250,000	167,500	-	-	167,500
		$32,006,649		$544,455	$32,551,104

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

5.	INVESTMENTS (Continued)

	Shares		Warrants
November 1, 2010	Number	Fair Value	Number	Fair Value	Total
	Note 15		Note 15
ITH	4,591,223	$34,847,383	-	$-	$34,847,383
Trevali	7,032,432	9,986,053	2,855,866	1,243,942	11,229,995
Wealth	5,022,806	3,164,368	-	-	3,164,368
Dorato	2,416,000	3,020,000	-	-	3,020,000
Indico	50,000	31,000	-	-	31,000
Kria Resources Ltd. (“Kria”)	15,000,000	3,150,000	15,000,000	2,400,000	5,550,000
Corvus	880,711	871,904	-	-	871,904
Totem Minerals Inc.	3,782,000	3,971,100	-	-	3,971,100
Ethos	100,000	80,000	-	-	80,000
		$59,121,808		$3,643,942	$62,765,750

All the resource related companies are considered to be related parties, with the exception of Trevali, by virtue of having directors and/or officers in common. All investments in shares are classified as available-for-sale under the financial instruments classification except for the investment in Ethos, which is classified as fair value through profit or loss. As investments in warrants are considered to be derivative instruments, they are by definition classified as fair value through profit or loss.

During the year ended October 31, 2012, the Company acquired additional investments for a total cost of $262,113 (2011 - $3,840,623). The Company sold investments for gross proceeds of $31,300,914 (2011 - $12,250,273) at a cost of $21,814,518 (2011 - $3,416,869) for net gains on sale of $9,486,396 (2011 - $14,245,612). Impairment losses on investments amounted to $3,687,101 (2011 - $11,335,318).

		Oct 31, 2012		Oct 31, 2011		Nov 1, 2010
		Exercise	Number of	Exercise	Number of	Exercise	Number of
Warrants	Expiry Date	Price	Warrants	Price	Warrants	Price	Warrants

Trevali	May 11, 2011	$1.30	-	$1.30	-	$1.30	625,000
	May 29, 2011	$1.20	-	$1.20	-	$1.20	67,000
	October 9, 2011	$1.00	-	$1.00	-	$1.00	735,294
	September 1, 2012	$1.50	-	$1.50	1,428,572	$1.50	1,428,572

	July 29, 2012	$1.00	-	$1.00	1,825,000
	January 14, 2012	$1.25	-	$1.25	1,280,000

	January 16, 2014	$1.10	2,074,761	$1.10	-
							2,855,866
			2,074,761		4,533,572

Kria						$0.20	15,000,000

Abzu Gold	December 21, 2011	$0.75	-	$0.75	3,782,000

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

5.	INVESTMENTS (Continued)

During the year ended October 31, 2012, the Company recorded an unrealized loss on the fair value adjustment of derivatives of $754,917 (2011 – unrealized gain of $2,936,073) and received additional share purchase warrants at a value of $705,419 (2011 - $718,580).

6.	EQUITY INVESTMENTS

	(a)	Abzu Resources Ltd. (“Abzu”)

During the year ended October 31, 2010, the Company acquired 9,000,002 shares of Abzu at a gross cost of $1,350,000. As at October 31, 2010, the Company held approximately 31.36% of the outstanding common shares of Abzu.

On December 21, 2010, Totem Minerals Inc. acquired Abzu and changed its name to “Abzu Gold Inc.” (“Abzu Gold”) (note 5) whereby the 9,000,002 shares of Abzu were exchanged for 4,500,001 shares of Abzu Gold. Between November 1, 2010 and December 20, 2010, the Company’s share of Abzu’s results of operations amounted to a loss of $10,775. Following the above acquisition, the Company held 16.32% of Abzu Gold and changed this investment classification to “available-for-sale” from the equity method (note 5). The Company recorded a gain of $3,019,523 on the reclassification, representing the excess of the fair value of the retained investment over the carrying amount of the equity investment at December 21, 2010.

	(b)	Cardero Coal

During the year ended October 31, 2010, the Company acquired 14,200,000 shares of Coalhunter at a gross cost of $4,370,000. As at October 31, 2010, the Company held approximately 42% of the outstanding common shares of Coalhunter.

On December 16, 2010, the Company participated in a private placement in Coalhunter and acquired 5,600,000 special warrants of Coalhunter (“Special Warrants”) at a cost of $2,800,000. Each Special Warrant was exercisable to acquire one common share of Coalhunter, and would be automatically exercised upon the third business day after the issuance of a receipt for a prospectus of Coalhunter qualifying the issuance of the common shares upon the exercise of the Special Warrants. If such receipt was not issued by June 27, 2011, each Special Warrant would thereafter be exercisable to acquire 1.1 common shares, and if such receipt has not been issued by September 27, 2011, each Special Warrant would thereafter be exercisable to acquire 1.11 common shares.

Pursuant to its “top-up” right, on December 21, 2010, the Company acquired by private placement an additional 3,608,143 common shares of Coalhunter at a cost of $0.30 per share, for an additional investment of $1,082,443.

During the year ended October 31, 2011, the Company acquired the balance of Coalhunter’s outstanding securities pursuant to a Plan of Arrangement, effective June 1, 2011 (note 3).

Before the acquisition, the Company’s share of Coalhunter’s results of operations amounted to a loss of $782,419 based upon Coalhunter’s financial statements as of May 31, 2011. The Company held approximately 45.5% (2010 - 42%) of the outstanding common shares of Coalhunter before the Acquisition.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS

The Company’s capitalized acquisition and exploration expenditures on its exploration and evaluation assets are as follows:

	Mexico	Argentina	Peru	U.S.A.	Ghana	Canada
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))	(note 7(f))	Total

Balance, November 1, 2010	$261,127	$2,471,635	$10,254,095	$2,588,332	$220,916	$-	$15,796,105

Acquisition costs:
Acquisition costs – shares (notes 3)	-	-	-	-	-	44,320,558	44,320,558
Acquisition costs – cash	3,373	8,479	877,561	50,075	-	5,800	945,288
Total acquisition costs	3,373	8,479	877,561	50,075	-	44,326,358	45,265,846

Deferred exploration costs:
Camp	17,504	65,396	653,215	218,207	-	3,155,433	4,109,755
Drilling and analysis	-	94,927	114,397	578,031	-	1,823,913	2,611,268
Personnel and geology	-	61,210	29,700	268,835	-	946,296	1,306,041
Total exploration costs	17,504	221,533	797,312	1,065,073	-	5,925,642	8,027,064
Total expenditures for the year	20,877	230,012	1,674,873	1,115,148	-	50,252,000	53,292,910

Costs recovered – Exploration	(222,000)	-	-	(75,383)	-	-	(297,383)

Write-offs – Acquisition costs	(6,730)	(50,000)	(4,383,054)	-	(50,000)	-	(4,489,784)
Write-offs – Exploration costs	-	-	(7,545,914)	-	(170,916)	-	(7,716,830)
Total write-offs	(6,730)	(50,000)	(11,928,968)	-	(220,916)	-	(12,206,614)
Currency translation adjustments	-	-	-	(96,130)	-	-	(96,130)

Balance, October 31, 2011	$53,274	$2,651,647	$-	$3,531,967	$-	$50,252,000	$56,488,888

Acquisition costs:
Acquisition costs – shares	-	-	-	-	900,000	-	900,000
Acquisition costs – cash	1,545	28,057	-	59,872	5,352,039	5,000,000	10,441,513
Total acquisition costs	1,545	28,057	-	59,872	6,252,039	5,000,000	11,341,513

Deferred exploration costs:
Camp	33,393	-	-	18,744	1,140,263	9,777,358	10,969,758
Drilling and analysis	357,612	1,308	-	44,005	3,224,330	5,069,968	8,697,223
Personnel and geology	61,369	-	-	108,200	1,264,005	3,017,609	4,451,183
Total exploration costs	452,374	1,308	-	170,949	5,628,598	17,864,935	24,118,164
Total expenditures for the period	453,919	29,365	-	230,821	11,880,637	22,864,935	35,459,677

Costs recovered – Exploration	-	(8,250)	-	-	-	-	(8,250)

Write-offs – Acquisition costs	(54,819)	(172,948)	-	-	(198,911)	-	(426,678)
Write-offs – Exploration costs	(452,374)	(2,499,814)	-	-	(175,805)	-	(3,127,993)
Total write-offs	(507,193)	(2,672,762)	-	-	(374,716)	-	(3,554,671)
Currency translation adjustments	-	-	-	7,439	(69,295)	-	(61,856)

Balance, October 31, 2012	$-	$-	$-	$3,770,227	$11,436,626	$73,116,935	$88,323,788

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(a)	Mexico

During the year ended October 31, 2012, the Company terminated its remaining Mexican property option agreements and wrote off costs totalling $507,193 in the consolidated statement of loss.

	(b)	Argentina

During the year ended October 31, 2012, the Company determined to cease exploration of their Argentinean mineral properties and wrote off costs totalling $2,672,761 in the consolidated statement of loss.

	(c)	Peru

During the year ended October 31, 2011, the Company wrote-off its remaining investment in its remaining Peruvian properties in the amount of $11,928,968. The Company determined not to make the option payment due February 9, 2012 and the agreements with Minera Ataspacas and others regarding its option on certain of the concessions comprised in its Iron Sands Project, Peru have therefore been terminated. The Company has also surrendered all of its 100% owned concessions to the government.

	(d)	United States of America

		i.	TiTac Property, Minnesota

Pursuant to an option agreement dated July 1, 2008 (as amended on July 24, 2008) between the Company and an arm’s length private mineral owner, the Company has a two-year option to enter into a mining lease for an aggregate of 1,402 acres (567 hectares) of mineral rights located in Louis County, Minnesota. The mining lease will grant a lease over any mineral substance of a metalliferous nature, including those intermingled or associated materials or substances, recovered from each ton of crude ore for the purpose of extracting iron (essentially, iron, titanium and vanadium).

The option agreement requires an initial payment of USD 5,000 on execution (paid) plus an extension payment of USD 25,000 due on the first anniversary of the agreement in order to extend the option for an additional year (option exercised). There are no work commitments under the option, but the Company is required to comply with all laws and to maintain specified insurance in place during the option term.

The initial term of the mining lease is for a period of 20 years, provided that the lease may be extended for an additional five-year period if the Company gives notice at least 180 days prior to the end of such term, and has either paid to the owner at least USD 10,000,000 in royalties over the initial term or pays to the owner the difference between the royalties actually paid and USD 10,000,000. In like manner, the lease can be extended for up to three additional five-year terms, provided that the appropriate notice is given and that the Company has paid to the owner at least USD 5,000,000 in royalties during the previous five-year term (or pays any deficiency in cash).

On May 29, 2009, the Company, through Cardero Iron US, exercised its option to enter into a mining lease with respect to the TiTac property in Minnesota, and made the initial USD 2,500 payment required upon execution of the lease (which is dated July 1, 2009).

		ii.	Longnose Property, Minnesota

Pursuant to an agreement dated November 26, 2008 between the Company and an arm’s length individual on behalf of an arm’s length B.C. company, the Company was granted the option to acquire up to an 85% interest in the interest of the optionor in certain existing mineral leases, and in a lease to be entered into, covering 100% of the fee mineral rights (approximately 200 acres) located in St. Louis County, Minnesota, just north of the town of Hoyt Lakes. The Company can earn an initial

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

(d)	United States of America (Continued)

	ii.	Longnose Property, Minnesota (Continued)

70% in the interest of the optionor interest by incurring cumulative expenditures of USD 1,850,000 as follows:

  USD 100,000 on or before December 8, 2009 (incurred);
  USD 250,000 on or before December 8, 2010 (incurred);
  USD 500,000 on or before December 8, 2011 (incurred); and
  USD 1,000,000 on or before December 8, 2012 (incurred).

A payment of USD 50,000 (paid) to the optionor is required on or before August 15, 2009 (and each and every August 28 thereafter) to be used by the optionor to make the annual USD 50,000 advance royalty payment due to the underlying landowners. The Company can earn an additional 15% interest of the optionor (85% overall) by delivering a feasibility study (no time limit for delivery). Upon the Company having earned a 70% or 85% interest, the optionor can elect to convert its interest to a 10% net profits interest (if the Company elects not to earn the additional 15% interest) or a 5% net profits interest (if the Company elects to earn the full 85% interest). If the optionor does not so elect, upon the Company having earned its 70% or 85% interest, as applicable, the Company and the optionor will enter into a joint venture, with each party being responsible for its pro rata share of all joint venture expenditures. If a party to the joint venture is diluted to a 10% or lesser interest, such interest will be converted to a 2.5% net profits interest.

(e)	Ghana

On December 8, 2011, three separate prospecting licenses covering the Sheini Iron Ore deposit were granted and Cardero Ghana and a private Ghanaian company have entered into three separate joint ventures (one for each prospecting license), each dated December 12, 2011and amended on November 2, 2012 (which replace all previous agreements between the parties, including the November 22, 2010 agreement), to explore and, if warranted, develop the lands subject to the prospecting licenses. Ghanaian government approval to the three joint venture agreements was obtained on April 10, 2012. All expenditures incurred prior to December 8, 2011 have been included in Property Evaluations in the Statement of Loss. All expenditures incurred after December 8, 2011 were capitalized and included in exploration and evaluation assets.

Under the three joint ventures, Cardero Ghana will fund all expenditures under the particular joint venture and make the following payments to a private Ghanaian company:

For the Sheini Hills North prospecting license:

USD 25,000 upon the agreement to enter into the joint venture (paid prior to December 8, 2011);
USD 250,000 as an initial joint venture payment (paid prior to December 8, 2011);
USD 1,000,000 upon the formation of the joint venture (Effective Date) (paid $800,000 prior to December 8, 2011 and USD 200,000);
USD 1,000,000 six months after the Effective Date (paid prior to December 8, 2011);
USD 500,000 on December 31, 2012;
USD 1,000,000 two years after the Effective Date;
USD 1,000,000 three years after the Effective Date;
USD 500,000 four years after the Effective Date; and
USD 500,000 five years after the Effective Date.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(e)	Ghana (Continued)

Subsequent to the year ended October 31, 2012, Cardero Ghana elected not to make a payment of USD 500,000 due December 31, 2012 in respect of the joint venture agreement on the Sheini North prospecting license, and is in the process of negotiating an extension for such payment with the joint venture partner. If the payment cannot be renegotiated, and the joint venture partner elects to deliver a notice of default, then Cardero Ghana would be deemed to have withdrawn from the joint venture 21 days after receipt of such notice of default if it does not make the required payment prior to such time. Accordingly, he Company has written off exploration and evaluation assets expenditures related to the Sheini North prospecting license joint venture in the amount of $374,716.

For the Middle Sheini prospecting license:

USD 25,000 upon the agreement to enter into the joint venture (paid prior to December 8,2011);
USD 250,000 as an initial joint venture payment (paid prior to December 8, 2011);
USD 1,000,000 upon the formation of the joint venture (Effective Date) (paid);
USD 1,000,000 six months after the Effective Date (paid);
USD 500,000 one year after the Effective Date (Paid);
USD 1,000,000 two years after the Effective Date;
USD 1,000,000 three years after the Effective Date;
USD 500,000 four years after the Effective Date; and
USD 500,000 five years after the Effective Date.

For the Sheini South prospecting license:

USD 3,000,000 upon the formation of the joint venture (Effective Date) (paid);
USD 100,000 one year after the Effective Date; (paid) and
USD 1,900,000 two years after the Effective Date.

The Company has agreed to issue, subject to regulatory acceptance (received), a finder’s fee of 2,000,000 common shares to an arm’s length British Columbia company in connection with the acquisition of the Sheini project. The shares are to be issued in stages, as to 500,000 upon execution of one or more joint venture agreements on the Sheini properties (issued), and an additional 500,000 shares after 6 (note 16), 12 and 18 months, provided that at least one of the joint venture agreements is still in effect and that further work is planned.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(f)	Canada – Carbon Creek Property, British Columbia

To acquire its interest in the Carbon Creek Metallurgical Coal Property, Cardero Coal entered into the following agreements:

		i.	Johnson Agreement

On May 18, 2010, Cardero Coal entered into a Coal Tenure Option Agreement, as amended on April 14, 2011 and January 14, 2013, (“Johnson Agreement”) to acquire, subject to the issuance thereof by the BC Government, the coal licenses (“Johnson Licenses”) to be issued pursuant to a coal license application over an area located in the Peace River Land District of British Columbia (4 coal licenses issued June 14, 2012). Consideration for the acquisition of a 100% interest in the Johnson Licenses consists of the following payments, share issuance and option grant:

$75,000 on execution of the Johnson Agreement (paid), an additional $275,000 on or before June 24, 2010 (paid) and a final payment of $5,000,000 due within four months of the date of issuance of the Johnson Licenses (October 14, 2012). As permitted by the Johnson Agreement, Cardero Coal extended the deadline for the final payment from October 14, 2012 until January 14, 2013 by paying $20,000 per month. The deadline has been further extended to February 14, 2013 by Cardero Coal paying a non-refundable cash deposit of $1,000,000 (deducted from the final option payment) on January 14, 2013, plus an additional $20,000. The deadline can be extended for an additional two months to April 2013 by paying $20,000 per month. The final option payment of $4,000,000 is due no later than April 14, 2013 and if not paid the option will terminate;

issuance of 400,000 common shares of the Company concurrently with the $4,000,000 final option payment; and

grant of an option to acquire 1,000,000 common shares of Cardero Coal at an exercise price of $0.15 per share (granted). The option was exercised on March 9, 2011 (prior to the acquisition of Cardero Coal by the Company).

		ii.	Burns Agreement

On June 15, 2010, Cardero Coal entered into an option agreement (“Burns Agreement”) to acquire a lease of the coal situated on 10 Crown granted district lots (“CGDL”) located in the Peace River Land District of British Columbia. To exercise its option, Cardero Coal must pay $6,000,000 (paid). Cardero Coal has exercised the option agreement.

Under the lease agreement (“Burns Lease”), Cardero Coal will pay a 5% “freight on rail” royalty on all coal sold or $2 per metric tonne of coal sold, whichever is greater, and 20% on sales for any coal substances sold or consumed on the CGDL.

		iii.	Joint Venture Agreement

On June 15, 2010, Cardero Coal entered into a joint venture agreement (the “Joint Venture Agreement”) with a private Alberta partnership, to participate in common operation and exploration, development and production of the Carbon Creek Property. Under the Joint Venture Agreement, the Carbon Creek Property subject to the joint venture will consist of Cardero Coal’s interest in the Johnson License (once issued and transferred to Cardero Coal), Cardero Coal’s interest in the Burns Lease (once the option has been exercised), 10 coal licenses held by the joint venture partner (once issued), one coal license held by Cardero Coal (once issued) and any additional coal licenses acquired by a joint venturer within 25 kilometres of the balance of the Carbon Creek Property. Pursuant to the Joint Venture Agreement, the Company will have a 75% interest in the joint venture and is responsible for incurring all costs of carrying out the required exploration, development and mining of the Carbon Creek Property and the marketing of the product produced. The joint venture partner will have a 25% carried interest in the joint venture and will not be required to contribute to any such

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(f)	Canada – Carbon Creek Property, British Columbia (Continued)

		iii.	Joint Venture Agreement (Continued)

costs. The joint venture partner is entitled to receive 25% of the net proceeds of production following Cardero Coal having recovered, from the proceeds of any production, all monies paid under the Johnson Agreement and all costs incurred by Cardero Coal to develop the mine site and put it into production.

To acquire its interest in the joint venture, the Company was required to issue 1,600,000 common shares (issued) plus warrants to purchase an additional 1,600,000 common shares (issued) and make total payments of $6,000,000(paid).

On June 1, 2011, the Company acquired the balance of the outstanding securities of Cardero Coal (note 3).

	(g)	Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples. Environmental legislations are becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislations on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

	(h)	Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any Provisions for Environmental Rehabilitation as of October 31, 2012.

8.	DEPOSITS

The Company paid $4,500,000 as a non-refundable Commitment Deposit to Ridley Terminals Inc. (the “Terminal”), pursuant to a Terminal Services Agreement dated May 14, 2012 (the “Terminal Agreement”). Pursuant to the Terminal Agreement, the Terminal agrees to provide services to the Company consisting of receiving and storing coal and loading coal onto ships at the Terminal’s bulk materials handling and loading facilities during the period commencing on January 1, 2014 and expiring on December 31, 2028. The Commitment Deposit will be applied against the Terminal’s charges for the shipping of the Company’s coal at a rate of $1/tonne for the first 4,500,000 tonnes.

Remaining deposits consist of $215,000 paid in the event that the Company incurs future reclamation expenditures on Carbon Creek project, a $4,500,000 Commitment Deposit and $139,136 for other security deposits.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

9.	SHARE CAPITAL

	(a)	Authorized

An unlimited number of common shares without par value.

Share issuances

During the year ended October 31, 2012:

i.

On November 29, 2011, the Company completed a non-brokered private placement pursuant to which the Company sold 8,029,750 units (“Units”) at a price of $ 0.95 per Unit for aggregate gross proceeds of $7,628,263. Each Unit consists of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant is exercisable into one additional Share until November 29, 2012 at an exercise price of $1.25.

		ii.	An aggregate of 1,332,600 common shares were issued on exercise of 852,600 agents’ warrants and 480,000 share purchase warrants for gross proceeds of $457,219.

		iii.	The Company issued 1,000,000 common shares with a fair value of $900,000 as a finder’s fee in connection with the acquisition of the Sheini project. (note 7(e)).

During the year ended October 31, 2011:

i.	The Company issued an aggregate 840,000 common shares on exercise of 840,000 options for gross proceeds of $1,026,150.

ii.	The Company issued an aggregate of 443,800 common shares on exercise of 443,800 agents’ warrants for gross proceeds of $ 171,718.

iii.

On June 1, 2011, the Company completed the acquisition of Cardero Coal through a Plan of Arrangement (the “Acquisition”) whereby one Cardero Coal common share was exchanged for 0.8 of a common share of the Company. The acquisition resulted in the Company issuing 23,397,002 common shares at $35,095,503 on the effective date, with a further 5,885,543 common shares reserved for issuance for the exercise of options held by former Cardero Coal optionees, the exercise of Cardero Coal warrants and pursuant to Cardero Coal property acquisition agreements. On completion of the transaction, Cardero Coal became a wholly-owned subsidiary of the Company.

(b)	Share purchase warrants

The following common share purchase warrants entitle the holders thereof to purchase one common share for each warrant. Warrants transactions are as follows:

	2012		2011
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Warrants outstanding, beginning of the year	3,412,600	$0.39	-	$-
Issued	4,014,875	$1.25	3,856,400	$0.39
Exercised	(1,332,600)	$(0.34)	(443,800)	$(0.39)

Warrants outstanding, end of the year	6,094,875	$0.96	3,412,600	$0.39

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

9.	SHARE CAPITAL (Continued)

	(b)	Share purchase warrants (Continued)

The weighted average remaining contractual life of warrants outstanding at October 31, 2012 was 0.24 year (2011 – 1.11 years).

Warrants outstanding are as follows:

		2012	2011
	Exercise	Number of	Exercise	Number of
Expiry Date	Price	Warrants	Price	Warrants

December 17, 2011	$-	-	$0.63	428,400
March 1, 2012	$-	-	$0.06	240,000
March 29, 2012	$-	-	$0.16	5,600
April 6, 2012	$-	-	$0.16	12,600
May 20, 2012	$-	-	$0.06	120,000
June 14, 2012	$-	-	$0.38	336,000
June 15, 2012	$-	-	$0.06	120,000
September 22, 2012	$-	-	$0.44	70,000
November 29, 2012	$1.25	4,014,875	$-	-
January 12, 2013	$0.13	240,000	$0.13	240,000
May 29, 2013	$0.13	240,000	$0.13	240,000
June 1, 2013	$0.50	1,600,000	$0.50	1,600,000
		6,094,875		3,412,600

(c)	Stock options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants to purchase common shares, provided that the aggregate number of shares subject to such options may not exceed 10% of the common shares outstanding at the time of any grant (not including agent or broker options). The exercise price of each option is required to be set at the higher of the closing price of the Company’s common shares on the trading day prior to the date of grant and the five-day volume-weighted average trading price for the five trading days prior to the date of grant (without any discounts). The option term and vesting period is determined by the Board of Directors within regulatory guidelines (the maximum term is ten years). All options are recorded at fair value when granted and are vested at the date for grant. A summary of the status of the stock option plan as of October 31, 2012 and 2011 and changes during the years ended on those dates is presented below:

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

9.	SHARE CAPITAL (Continued)

	(c)	Stock options (Continued)

	2012		2011
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Options outstanding, beginning of the year	6,599,143	$1.04	5,310,000	$1.23
Granted pursuant to Acquisition (note 3)	-	$-	2,029,143	$0.32
Granted	6,537,000	$1.05	1,100,000	$1.83
Expired	(3,570,000)	$1.21	(1,000,000)	$1.30
Exercised	-	$-	(840,000)	$1.22

Options outstanding, end of the year	9,566,143	$0.98	6,599,143	$1.04

The weighted average remaining contractual life of options outstanding at October 31, 2012 was 1.19 year (2011 – 1.02 years).

The weighted average market price for 840,000 options exercised during the year ended October 31, 2011 was $1.84.

Stock options outstanding are as follows:

	2012			2011
			Exercisable			Exercisable
	Exercise	Number of	at year	Exercise	Number of	at year
Expiry Date	Price	Options	End	Price	Options	End

December 1, 2011	$-	-	-	$1.31	360,000	360,000
February 2, 2012	$-	-	-	$1.41	500,000	500,000
July 29, 2012	$-	-	-	$1.16	1,485,000	1,485,000
August 11, 2012	$-	-	-	$1.16	1,125,000	1,125,000
September 8, 2012	$-	-	-	$1.28	100,000	100,000
January 28, 2013	$1.83	1,000,000	1,000,000	$1.83	1,000,000	1,000,000
June 1, 2013	$0.06	280,000	140,000	$0.06	280,000	-
June 1, 2013	$0.16	100,000	50,000	$0.16	100,000	-
June 1, 2013	$0.31	320,000	160,000	$0.31	320,000	-
June 1, 2013	$0.38	980,000	490,000	$0.38	980,000	-
June 1, 2013	$0.44	349,143	174,572	$0.44	349,143	-
November 9, 2013	$1.10	1,400,000	1,400,000	$-	-	-
January 26, 2014	$1.51	1,500,000	1,500,000	$-	-	-
March 23, 2014	$1.16	537,000	537,000	$-	-	-
September 27, 2014	$0.78	3,100,000	3,100,000	$-	-	-

		9,566,143	8,551,572		6,599,143	4,570,000

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

9.	SHARE CAPITAL (Continued)

	(c)	Stock options (Continued)

The Company uses the fair value method for determining share-based payments for all options granted. The fair value was determined using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2012	2011

Expected life (years)	2.0	2.0
Interest rate	1.05%	1.35%
Volatility	59.34%	61.21%
Dividend yield	0.00%	0.00%

Share-based payment charges for the year ended October 31, 2012 totalled $3,350,460 (2011 - $1,301,935), allocated as follows:

	2012	2011

Consulting fees	$106,937	$15,135
Investor relations	204,222	294,066
Professional fees	179,305	-
Salaries and benefits	2,859,996	992,734

	$3,350,460	$1,301,935

The weighted average fair value of options granted during the year was $0.32 (October 31, 2011 - $0.60).

10.	RELATED PARTY TRANSACTIONS

(a) Related parties

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Koripampa, for a fee of USD 7,500 per month, which has been expensed to consulting fees. Mr. Ballon became President of Cardero Peru in April 2006. Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements with either Koripampa or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon.

The presidents of MMC provide management services for USD 5,000 per month, which is expensed to consulting fees.

The Company has entered into a retainer agreement dated May 1, 2007 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

10.	RELATED PARTY TRANSACTIONS (Continued)

	(b)	Due to related parties

During the years ended October 31, 2012 and 2011, the Company incurred the following expenses to officers or directors of the Company or companies with common directors:

	2012	2011

Consulting fees	$255,000	$115,000
Professional fees	$87,500	$82,500

Professional fees include amounts paid to a law firm of which an officer is a shareholder.

(c)	Due from related parties

Amounts due from related parties are comprised as follows:

	2012	2011

Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Trevali	$-	$142,945
Wealth	-	495,312
Dorato	-	261,882
Indico	198,239	49,891
Abzu Gold	230,606	171,268
IMM	-	18,805
ITH	1,141	22,899
Others	93,626	76,041

	$523,612	$1,239,043

The Company recovered $774,698 during the year ended October 31, 2012 (2011 - $1,331,389) in rent and administration costs from Wealth, ITH, Dorato, Indico, Balmoral, Abzu Gold, Corvus and LWTLC, companies with common officers or directors.

Due to the current equity market condition, during the year ended October 31, 2012 the Company assessed the collectability of amounts due from related parties. The Company has concluded the amounts due from Wealth and Dorato are unlikely to be collected in the foreseeable future and have recognized an impairment loss of $1,112,726. The Company will continue to assess the collectability of these amounts and will make the appropriate adjustments in the future if these are collected.

These related party transactions have been measured by the exchange amount, which is the amount agreed upon by the transacting parties.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

10.	RELATED PARTY TRANSACTIONS (Continued)

	(d)	Management Compensation

Key management personnel compensation comprised:

	2012	2011

Wages and benefits	$959,167	$578,333
Share-based payments	$1,481,212	$1,154,674
	$2,440,378	$2,022,160

(e)	Loan receivable

On January 14, 2011, the Company entered into a loan agreement with Kria Resources Ltd. (“Kria”) whereby the Company advanced Kria $8,064,000 (the “Loan”) and was due on January 13, 2012. The Loan bore interest at 10% per annum, calculated monthly, not in advance.

The Company received repayment of the USD 8,000,000 loan plus USD 645,260 (totaling CAD $8,783,463) in interest from Trevali on January 16, 2012. The loan was repaid as follows:

USD 5,000,000 (CAD $5,090,000) in cash, and

Through the issuance of 4,149,521 units (“Units”) of Trevali at a deemed price of $0.90 per Unit. Each Unit is comprised of one common share of Trevali (“Common Share”) and one-half of one transferrable common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one Common Share (“Warrant Share”) at a price of $1.10 per share until January 16, 2014. The Common Shares, Warrants and any Warrant Shares issued are subject to a hold period in Canada expiring on May 17, 2012. The fair value of the Units was $5,062,416 ($1.22 per Unit). This resulted in $1,368,953 gain on loan settlement.

11.	GEOGRAPHIC SEGMENTED DATA

The Company operates in one industry segment, the mineral resources industry, and in six geographical segments, Canada, United States, Ghana, Peru, Mexico, and Argentina. The significant asset categories identifiable with these geographical areas are as follows:

	October 31, 2012
	Canada/US	Ghana	Others	Total

Exploration and evaluation assets	$76,887,162	$11,436,626	$-	$88,323,788
Cash and cash equivalents	2,111,708	638	30,153	2,142,499
Resource related investments	2,571,811	-	-	2,571,811
Others	12,510,277	413,254	339,813	13,263,344

Total Assets	$94,080,958	$11,850,518	$369,966	$106,301,442

Total liabilities	7,695,639	1,224,107	155,017	9,074,763
Interest revenue	149,434	-	-	149,434
Depreciation	319,063	30,481	-	349,544
Net loss	8,874,384	1,004,910	1,714,805	11,594,099

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

11.	GEOGRAPHIC SEGMENTED DATA (Continued)

	October 31, 2011
	Canada/US	Ghana	Others	Total

Exploration and evaluation assets	$53,783,967	$-	$2,704,921	$56,488,888
Cash and cash equivalents	5,819,881	1,473	164,280	5,985,634
Resource related investments	32,551,104	-	-	32,551,104
Others	12,900,977	-	551,736	13,452,713

Total Assets	$105,055,929	$1,473	$3,420,937	$108,478,339

Total liabilities	3,915,783	997	121,481	4,038,261
Interest revenue	1,659,273	-	-	1,659,273
Depreciation	244,935	-	-	244,935
Net (income) loss	(41,813,006)	3,343,187	63,618,696	25,148,877

	November 1, 2010
	Canada/US	Ghana	Others	Total

Resource properties	$2,588,332	$220,916	$12,986,857	$15,796,105
Cash and cash equivalents	6,192,603	-	46,071,400	52,264,003
Resource related investments	62,765,750	-	-	62,765,750
Equity investments	5,236,540	-	-	5,236,540
Others	1,152,536	-	1,009,675	2,162,211

Total Assets	$77,935,761	$220,916	$60,067,932	$138,224,609

Total liabilities	594,499	-	27,084,902	27,679,401
Interest revenue	36	-	-	36
Depreciation	69,463	-	-	69,463
Net (income) loss	9,967,656	-	(56,024,967)	(46,057,311)

12.	COMMITMENTS

The Company entered into a lease dated November 18, 2010 for office space located at 2300 – 1177 West Hastings Street, Vancouver for a term commencing April 1, 2011 for a period of ten years to March 31, 2021 (subject to renewal for an additional five years). The rent for the first three years is $312,579 per annum, plus operating costs and $335,733 per annum, plus operating costs for the next two years.

The Company’s subsidiary Cardero Coal entered into a lease dated November 24, 2011 for office space located at 1800 - 1177 West Hastings Street, Vancouver for a term commencing May 1, 2012 for a period of eight years and eleven months. The rent for the first three years is $139,023 per annum, plus operating costs and $149,321 plus operating costs per annum for the next two years.

Other commitments are disclosed elsewhere in these consolidated financial statements.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

13.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company in order to support future business opportunities. The Company defines its capital as shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such, the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended October 31, 2012. The Company is not subject to externally imposed capital requirements.

The Company classified its cash and cash equivalents as loans and receivables; accounts receivable and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities. The classification of resource related investments is set out in note 5. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due from related parties have not been disclosed, as their fair values cannot be reliably measured since the parties are not at arm’s length.

IFRS 7 Financial instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such input exists. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table sets forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

October 31, 2012	Level 1	Level 2	Level 3	Total
Resource related investments	2,076,854	494,957	-	2,571,811

October 31, 2011	Level 1	Level 2	Level 3	Total
Resource related investments	32,006,649	544,455	-	32,551,104

November 1, 2010	Level 1	Level 2	Level 3	Total
Resource related investments	59,121,808	3,643,942	-	62,765,750

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

13.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The Company’s exposure to risk on its financial instruments is summarized below:

(a) Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at major financial institutions in Canada, Ghana and Peru in accordance with the Company’s investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk, as they are primarily due from governmental agencies.

	Oct 31, 2012	Oct 31, 2011	Nov 1, 2010

Bank accounts - Canada	$2,035,588	$5,821,354	$6,035,679
Bank accounts - Ghana	638	1,473	-
Bank accounts - Peru	11,569	457	46,042,361
Bank accounts - Others	94,704	162,350	185,963
	$2,142,499	$5,985,634	$52,264,003

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment-grade ratings given by a primary ratings agency. The Company does not hold any asset-backed securities.

With respect to the $523,612 due from related parties at October 31, 2012, of which $453,537 were past due (October 31, 2011 - $1,239,043, November 1, 2010 - $1,361,550), the maximum exposure to credit risk is the carrying value of the receivables as the Company does not have any collateral for the receivables.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in settling its commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company normally maintains sufficient cash to meet the Company’s business requirements. However, at October 31, 2012, the cash balance of $2,142,499 would be insufficient to meet the cash requirements for the Company’s administrative overhead, maintaining its mineral interests and continuing with its exploration program in the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2013 (see notes 1 and 17). At October 31, 2012, the Company had accounts payable and accrued liabilities of $8,794,157, which are due within 30 days. The long-term liability of $280,606 is related to the lease obligation on the Company’s leased grader.

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

	i.	Interest rate risk

The Company’s cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the amount and short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of October 31, 2012.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

13.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

	(c)	Market risk

		ii.	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary financial instruments are denominated in United States, Mexican, Argentinean, Peruvian and Ghanaian currencies. The Company has not entered into any foreign currency contracts to mitigate this risk as it believes this risk is minimized by the amount of cash held in these foreign jurisdictions. The Company’s sensitivity analysis suggests that a consistent 5% change in the rate of exchange in all foreign jurisdictions where it has assets employed would change foreign exchange gain or loss by $53,575 (2011 - $11,839).

		iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company’s investments are carried at market value and are, therefore, directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 1% change in market prices would change the value of the resource related investments by $25,718.

14.	INCOME TAXES

Income tax expense is different from the amount that would result from applying the Canadian and federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2012	2011
		(note 15)
Income (loss) before income taxes	$(10,507,323)	$(20,730,955)
Canadian federal and provincial income tax rates	25.25%	26 83%
Income tax expense (recovery)	(2,653,099)	(5,562,115)
Increase (decrease) due to:

Non-deductible expenses	50,938	38,991
Stock-based compensation	845,991	469,049
Non-taxable portion of capital gains	(686,660)	(991,889)
Write-off of exploration and evaluation assets	692,168	3,275,441
Losses for which no tax benefit has been recorded	2,869,339	5,535,023
Change in enacted tax rates	27,707	828,255
Withholding taxes	-	859,159
Foreign exchange and other translation adjustments	43,657	-
Difference between Canadian and foreign tax rates	(103,265)	(33,992)

Income tax expense	$1,086,776	$4,417,922

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

14.	INCOME TAXES (Continued)

The components of unrecognized net deferred tax assets (liabilities) are as follows:

	2012	2011

Non-capital loss carry-forwards	$10,559,384	$14,587,869
property and equipment	208,258	133,630
Share issue costs	65,643	162,765
Exploration and evaluation assets	1,348,251	5,585,137
Resource related investments	779,601	(854,452)
Other	779,113	1,450,635

	13,740,250	21,065,584

The Company has available approximate non-capital losses that may be carried forward to apply against future years' income for income tax purposes in all jurisdictions. The losses expire as follows:

Available to	Canada	Foreign	Total

2013	$-	$1,597,076	$1,597,076
2014	-	1,686,900	1,686,900
2015	-	507,503	507,503
2016	-	350,044	350,044
2017	-	1,033,572	1,033,572
2018	-	276,478	276,478
2019	-	1,277,462	1,277,462
2020	-	303,913	303,913
2021	-	288,596	288,596
2022	-	1,396,751	1,396,751
2023	-	401,541	401,541
2026	1,236,469	-	1,236,469
2027	3,393,725	69,804	3,463,529
2028	4,039,551	354,363	4,393,914
2029	2,635,510	230,673	2,866,183
2030	6,553,624	559,083	7,112,707
2031	1,301,329	659,878	1,961,207
2032	1,232,777	240,354	1,473,131
Deferred expiry	-	6,307,268	6,307,268

	$20,392,985	$17,541,259	$37,934,244

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in note 2, these are the Company’s the first annual consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and comprehensive income is set out in this note.

The accounting policies set out in note 2 have been applied in preparing the consolidated financial statements as at and for the year ended October 31, 2012, the comparative information presented in these financial statements as at and for the year ended October 31, 2011 and date of transition November 1, 2010.

First time adoption of IFRS

The Company has adopted IFRS on November 1, 2011 with a transition date of November 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (“IFRS 1”), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

Below are the adjustments necessary for the IFRS transition, including exemptions taken at the transition date:

	(a)	Share-based payment transactions

IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (i) the date of transition to IFRS and (ii) January 1, 2005. The Company has elected this exemption and will apply IFRS 2 to only unvested stock options as at the transition date of November 1, 2010.

	(b)	Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

	(c)	Business combination

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition, avoiding the requirement to restate prior business combinations. The Company has elected to only apply IFRS 3 to business combinations that occur on or after November 1, 2010.

	(d)	Fair value as deemed cost

The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an asset at the opening balance sheet date. The Company has elected to use historical cost for its assets.

	(e)	Income taxes

Under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. During the year ended October 31, 2011, a tax liability associated with an asset acquisition that did not constitute a business combination (see note 3) was reversed with an associated reduction of exploration and evaluation assets.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) First time adoption of IFRS (Continued)

	(e)	Income taxes (continued)

Impact on consolidated financial statements:

	October 31	November 1
	2011	2010

Reduction of exploration and evaluation assets	$(11,713,033)	$-
Reduction of deferred income tax liability	$11,713,033	$-

(f)	Investments in associates

As at November 1, 2010, the Company held approximately 31.36% of the outstanding common shares of Abzu. On December 21, 2010, Totem Minerals Inc. acquired Abzu and changed its name to “Abzu Gold Inc.” Following the above acquisition, the Company held 16.32% of Abzu Gold and changed this investment classification to “available-for-sale” from the equity method.

Under Canadian GAAP, the reclassification from equity investments to resource related investments was recorded at the carrying value of the equity investment at December 21, 2010. Under IFRS, the retained investment was measured at the fair value on the date of reclassification, with the difference between fair value and carrying value recorded in profit or loss. This change in accounting policy resulted in a $3,019,523 increase in gain on reclassification and a corresponding reduction in other comprehensive income for the year ended October 31, 2011.

(g)	Cumulative translation differences

IFRS 1 allows that a first-time adopter may elect to deem all cumulative translation differences to be zero at the date of transition. The Company has elected this exemption and as such all cumulative translations amounts to November 1, 2010 are included in deficit.

Functional and presentation currency

The functional currency of Cardero Ghana and Cardero Iron US is US dollars, and for all other entities within the Group, the functional currency is Canadian dollar, as at the transition date of November 1, 2010. The consolidated financial statements are presented in Canadian Dollar (“$”) which is the Group’s presentation currency.

IAS 21 – “The effects of Changes in Foreign Exchange Rates” differs from the Canadian GAAP equivalent, applied by the Group until October 31, 2011. IAS 21 requires an entity to measure its assets, liabilities, revenue and expenses in its functional currency. It has been determined that as at the transition date of November 1, 2010, the functional currency of Cardero Ghana and Cardero Iron US is US dollars (“USD”) and for all other entities within the Group, the functional currency is Canadian dollars. Prior to the adoption of IFRS, the functional currency of the Group was the Canadian Dollars (“$”).

Under IAS 21, the assets and liabilities of the Group are translated from Cardero Ghana and Cardero Iron US’ functional currency USD, to the presentation currency at the reporting date. The income and expenses are translated to the Group’s presentation currency, which is $ at the dates of the transactions. Foreign currency differences are recognized directly in other comprehensive income within the foreign currency translation reserve.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) First time adoption of IFRS (Continued)

	(g)	Cumulative translation differences

Impact on Consolidated Financial Statements

	October 31,	November 1,
	2011	2010

Exploration and evaluation assets	$(96,130)	$(60,645)
Accumulated other comprehensive income	$96,130	$60,645

Prior Period Revisions

(h)	Investments

During the year ended October 31, 2012, an adjustment to correct an error in the accounting for resource related investments which occurred in the years ended October 31, 2010 and 2011 was recorded. The adjustment relates to the initial recognition and subsequent remeasurement of resource related investments at fair value and deferred taxes on unrealized gains and losses. As at and for the year ended October 31, 2010, this correction results in a $2,080,100 increase in the carrying value of resource related investments, a $913,114 increase in accumulated other comprehensive income, and a $1,116,986 increase deficit. As at and for the year ended October 31, 2011, this correction results in a $908,643 decrease in other comprehensive income, a $667,139 increase in net income, a $1,821,758 increase in accumulated other comprehensive income, and a $1,821,758 increase in deficit.

Impact on Consolidated Financial Statements

	October 31,	November 1,
	2011	2010
Balance Sheet
Investments	$-	$2,080,100
Accumulated other comprehensive income	(1,821,758)	(913,114)
Deficit	1,821,758	(1,166,986)
Comprehensive Loss
Impairment losses on available-for-sale investments	4,841,458	-
Unrealized (gain) loss on derivative investments	316,183	-
Interest income	(238,623)	-
Realized (gain) loss on the sale of available-for-sale investments	(5,412,208)	-
Deferred tax expense (recovery)	(173,949)	-
Net Income	(667,139)	-
Other Comprehensive Loss	908,643	-
Comprehensive Loss	$241,504	$-

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Prior Period Revisions (Continued)

(i) Share-based payments

During the year ended October 31, 2012, an adjustment to correct share-based payments incorrectly recognized as a cost of the Coalhunter acquisition which occurred in the year ended October 31, 2011 was recorded. As at and for the year ended October 31, 2011, this correction results in a $988,347 reduction in the carrying value of exploration and evaluation assets, a $542,218 reduction in contributed surplus, and a $446,129 increase in share-based payments expense and deficit.

Impact on Consolidated Financial Statements

October 31, 2011

Exploration and Evaluation Assets	$(988,347)
Comprehensive Loss and Deficit	$446,129
Contributed Surplus	$542,218

Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in these following Consolidated Statements of Financial Position and Statements of Comprehensive Income (Loss) for the dates and periods noted below. The effects of transition from Canadian GAAP to IFRS on the cash flow are not material; therefore a reconciliation of the Consolidated Statements of Cash Flows has not been presented.

  Transitional Consolidated Statement of Financial Position Reconciliation – November 1, 2010.
  Consolidated Statement of Comprehensive Loss Reconciliation – year ended October 31, 2011.
  Consolidated Statement of Financial Position Reconciliation – October 31, 2011

Reconciliation of pre-changeover CGAAP Shareholders’ Equity to IFRS is included in Consolidated Statement of Financial Position Reconciliation – October 31, 2011.

As there have been no adjustments to the net cash flows, no reconciliation of the Statement of Cash Flows has been prepared.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Transition Consolidated Statement of Financial Position Reconciliation – November 1, 2010

		Prior	Effect of
	Canadian	Period	Transition to
	GAAP	Revision	IFRS	Ref	IFRS

ASSETS
Current
Cash and cash equivalents	$52,264,003	-	$-		$52,264,003
Accounts receivable	267,431	-	-		267,431
Due from related parties	1,361,550	-	-		1,361,550
Prepaid expenses	335,493	-	-		335,493

Total Current Assets	54,228,477	-	-		54,228,477

Property, Plant and Equipment	197,737	-	-		197,737
Resource Related Investments	60,685,650	2,080,100	-	(h)	62,765,750
Equity Investments	5,236,540	-	-		5,236,540
Exploration and Evaluation Assets	15,856,750	-	(60,645)	(g)	15,796,105

Total Assets	$136,205,154	2,080,100	$(60,645)		$138,224,609

LIABILITIES
Current
Accounts payable and accrued liabilities	$832,087	-	$-		$832,087
Income taxes payable	26,847,314	-	-		26,847,314

Total Liabilities	27,679,401	-	-		27,679,401

SHAREHOLDERS’ EQUITY
Share capital	69,890,947	-	-		69,890,947
Contributed surplus	14,726,585	-	-		14,726,585
Accumulated other comprehensive income	30,227,593	913,114	-	(g, i)	31,140,707
Deficit	(6,319,372)	1,166,986	(60,645)	(h, i)	(5,213,031)

Total Shareholders’ Equity	108,525,753	2,080,100	(60,645)		110,545,208

Total Liabilities and Shareholders’ Equity	$136,205,154	2,080,100	$(60,645)		$138,224,609

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Consolidated Statement of Comprehensive Loss Reconciliation – Year ended October 31, 2011

		Prior	Effect of
	Canadian	Period	Transition to
	GAAP	Revision	IFRS	Ref	IFRS

Administrative Expenses
Consulting fees	$1,324,798	$-	$-		$1,324,798
Corporate development	606,239	-	-		606,239
Depreciation	244,935	-	-		244,935
Insurance	108,928	-	-		108,928
Investor relations	650,779	-	-		650,779
Office costs	736,844	-	-		736,844
Professional fees	977,197	-	-		977,197
Property evaluations	3,610,508	-	-		3,610,508
Regulatory and transfer agent fees	221,064	-	-		221,064
Salaries and benefits	3,840,081	446,129	-	(a)	4,286,210
Travel	225,639	-	-		225,639
Loss Before Other Items and Income
Taxes	(12,547,012)	(446,129)	-		(12,993,141)

Other Items
Foreign exchange loss	984,660	-	-		984,660
Interest income, net of bank charges	1,420,650	238,623	-	(j)	1,659,273
Realized gain on sale of available-for-sale investments	8,833,404	5,412,208	-	(k)	14,245,612
Unrealized gain on derivative investments	(2,936,073)	(316,183)	-	(h,j)	(3,252,256)
Unrealized gain on fair value through profit or loss investment	(59,500)	-	-		(59,500)
Write-off of resource properties	(12,206,614)	-			(12,206,614)
Impairment losses on available-for-sale investments	(2,837,978)	(4,841,458)	(3,655,882)	(h,l)	(11,335,318)
Gain on the reclassification of investments from equity investment to resource related investments	-	-	3,019,523	(f)	3,019,523
Loss on equity investments	(793,194)	-	-		(793,194)
	(7,594,645)	493,190	(636,359)		(7,737,814)

Income (Loss) Before Income Taxes	(20,141,657)	47,061	(636,359)		(20,730,955)

Income Taxes
Current expense	(859,159)	-	-		(859,159)
Deferred expense	(3,732,712)	173,949	-	(l)	(3,558,763)
	(4,591,871)	173,949	-		(4,417,922)

Net Income (Loss) for the Period	(24,733,528)	221,010	(636,359)		(25,148,877)
Other Comprehensive Loss for the Period	(21,152,029)	908,643	(3,108,442)	(f, g, j, k)	(23,351,828)

Comprehensive Loss for the Period	$(45,885,557)	$1,129,653	(3,744,801)		$(48,500,705)

Basic and Diluted Income (Loss) Per Common Share	$(0.36)				$(0.36)

Weighted Average Number of Common Shares outstanding	68,988,456				68,988,456

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Consolidated Statement of Financial Position Reconciliation – October 31, 2011

		Prior	Effect of
	Canadian	Period	Transition to
	GAAP	Revision	IFRS	Ref	IFRS

ASSETS
Current
Cash and cash equivalents	$5,985,634	$-	$-		$5,985,634
Accounts receivable	1,434,077	-	-		1,434,077
Due from related parties	1,239,043	-	-		1,239,043
Loan receivable	8,580,096	-	-		8,580,096
Prepaid expenses	356,191	-	-		356,191

Total Current Assets	17,595,041	-	-		17,595,041

Property, Plant and Equipment	910,996	-	7,210	(g)	918,206
Resource Related Investments	32,551,104	-	-		32,551,104
Exploration and Evaluation Advances	810,100	-	-		810,100
				(a, e
Exploration and Evaluation Assets	69,347,042	(988,347)	(11,869,807)	& g)	56,488,888
Reclamation Deposit	115,000	-	-		115,000

Total Assets	$121,329,283	(988,347)	$(11,862,597)		$108,478,339

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,038,261	$-	$-		$4,038,261

Deferred income tax liability	11,713,033	-	(11,713,033)	(e)	-

Total liabilities	15,751,294	-	(11,713,033)		4,038,261

SHAREHOLDERS’ EQUITY
Share capital	107,237,122	-	-		107,237,122

Contributed surplus	20,318,203	(542,218)	-	(a)	19,775,985
Accumulated other comprehensive income	9,075,564	1,821,758	(3,108,443)	(f-h, j-l)	7,788,879
				(a, f,
Deficit	(31,052,900)	(2,267,887)	2,958,879	h, j-l)	(30,361,908)

Total Shareholders’ Equity	105,577,989	(988,347)	(149,564)		104,440,078

Total Liabilities and Shareholders’ Equity	$121,329,283	$(988,347)	$(11,862,597)		$108,478,339

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2012	2011

Supplemental Cash Flow Information

Accounts payable related to property expenditure	$7,815,244	$3,195,677
Shares issued on Acquisition of Coalhunter (note 3)		$35,095,503
Accounts receivable related to property expenditure	$-	$769,880
Shares issued for finder’s fee (notes 7(e) and 9(a))	$900,000	$-
Income taxes paid	$-	$25,601,634

17.	SUBSEQUENT EVENTS

Subsequent to October 31, 2012:

(a)

On December 19, 2012, the Company closed the first tranche of a non-brokered financing, issuing 7,966,794 shares to raise gross proceeds of $3,585,057. The Company paid cash finder’s fees of $51,068 and issued 114,000 finder’s warrants, with each finder’s warrant exercisable to purchase one share at a price of $0.50 until December 19, 2013.

(b)

On December 28, 2012, the Company closed the non-brokered private placement of flow-through common shares, issuing 6,000,800 flow-through common shares at a price of $0.50 per share to raise gross proceeds of $3,000,400. All common shares issued will have a hold period expiring on April 28, 2013. The Company paid aggregate finder’s fees of $175,824 in cash plus 351,648 finder’s warrants. Each finder’s warrant is exercisable to purchase one non-flow-through common share at $0.55 per share until December 28, 2013.

	(c)	On November 29, 2012, 4,014,875 share purchase warrants at a price of $1.25 expired.

	(d)	On January 4, 2013, the Company granted 200,000 stock options exercisable at a price of $0.45 for a period of two years.

	(e)	On January 11, 2013, 240,000 share purchase warrants were exercised at $0.125 per share.